SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Invesco Exchange Fund, a California Limited Partnership, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such Notification of Registration submits the following information:

Name: INVESCO EXCHANGE FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

11 Greenway Plaza, Suite 1000

Houston, Texas 77046

Telephone Number (including area code):

713-626-1919

Name and Address of Agent for Service of Process:

John M. Zerr, Esquire

Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, Texas 77406

With Copies to:

Seba P. Kurian, Esquire

Invesco Advisers, Inc.

11 Greenway Plaza, Suite 1000

Houston, Texas 77046

E. Carolan Berkley, Esquire

Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

YES    ☒*    NO    ☐

*	In connection with a reorganization changing domicile from California to Delaware, the registrant, Invesco Exchange Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Invesco Exchange Fund, a California Limited Partnership, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on September 30, 2015, amending and adopting such registration statement as the registrant’s own. The amendment was effective upon filing.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Atlanta, and the State of Georgia on the 30th day of September, 2015.

INVESCO EXCHANGE FUND

By:	/s/ Philip Taylor
Philip A. Taylor
President

Attest:	/s/ Seba P. Kurian
Seba P. Kurian
Assistant Secretary